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                                 EXHIBIT 12.1
                       PG&E CORPORATION AND SUBSIDIARIES
              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
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                                                                   Year ended December 31,
                             -------------------------------------------------------------
(dollars in thousands)              1996         1995        1994         1993        1992
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
Earnings:
  Net income                  $  755,209   $1,338,885  $1,007,450   $1,065,495  $1,170,581
  Adjustments for minority
    interests in losses of
    less than 100% owned
    affiliates and the
    Company's equity in
    undistributed losses
    (income) of less than
    50% owned affiliates           2,488        3,820      (2,764)       6,895      (3,349)
  Income tax expense             554,994      895,289     836,767      901,890     895,126
  Net fixed charges              683,393      715,975     730,965      821,166     802,198
                              ----------   ----------  ----------   ----------  ----------
      Total Earnings          $1,996,084   $2,953,969  $2,572,418   $2,795,446  $2,864,556
                              ==========   ==========  ==========   ==========  ==========
Fixed Charges:
  Interest on long-
    term debt                 $  580,510   $  627,375  $  651,912   $  731,610  $  739,279
  Interest on short-
    term borrowings               75,310       83,024      77,295       87,819      61,182
  Interest on capital
    leases                         3,508        2,735       1,758        1,737       1,737
  Capitalized Interest               637          957       2,660       46,055       6,511
  Earnings required to
    cover the preferred
    stock dividend and
    preferred security
    distribution requirements
    of majority owned
    subsidiaries                  24,319        3,306           -            -           -
                              ----------   ----------  ----------   ----------  ----------
      Total Fixed
      Charges                 $  684,284   $  717,397  $  733,625   $  867,221  $  808,709
                              ==========   ==========  ==========   ==========  ==========
Ratios of Earnings to
  Fixed Charges                     2.92         4.12        3.51         3.22        3.54
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Note:  For the purpose of computing the Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, the Company's equity in undistributed income or loss of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings
       (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, and earnings required to cover the preferred stock dividend requirements of majority owned subsidiaries.